Ladbrokes PLC

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR M P O'KANE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN THE COMPANY).

ON 17 SEPTEMBER 2007 MR O'KANE PURCHASED 90,500 SHARES OF 28⅓ PENCE EACH OF THE COMPANY ("SHARES") FOR A TOTAL COST OF £224,742.50 BY EXERCISE OF OPTIONS HELD UNDER THE COMPANY'S INTERNATIONAL SHARE OPTION SCHEME AND SOLD 90,500 SHARES AT 427.00 PENCE PER SHARE.

FOLLOWING THIS TRANSACTION MR O'KANE IS BENEFICIALLY INTERESTED IN 24,900 SHARES AND HOLDS OPTIONS TO PURCHASE 98,051 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 18 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 30,658 SHARES AT AN AVERAGE PRICE OF 424.20 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,853,179 TREASURY SHARES IN TREASURY AND HAS 626,318,165 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 17 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 424.20 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,822,521 TREASURY SHARES IN TREASURY AND HAS 626,257,823 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 14 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 75,853 SHARES AT AN AVERAGE PRICE OF 433.00 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,592,521 TREASURY SHARES IN TREASURY AND HAS 626,459,740 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 13 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 225,000 SHARES AT AN AVERAGE PRICE OF 444.50 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,516,668 TREASURY SHARES IN TREASURY AND HAS 626,465,082 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 12 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 225,000 SHARES AT AN AVERAGE PRICE OF 437.50 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,291,668 TREASURY SHARES IN TREASURY AND HAS 626,665,332 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 11 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 429.03 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 4,066,668 TREASURY SHARES IN TREASURY AND HAS 626,855,004 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 10 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 235,000 SHARES AT AN AVERAGE PRICE OF 423.62 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 3,836,668 TREASURY SHARES IN TREASURY AND HAS 627,027,254 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR C BELL (DIRECTOR) AND MR M P O'KANE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN THE COMPANY).

ON 22 AUGUST 2007 MR BELL PURCHASED 8,712 SHARES OF 28 1/3 P EACH OF THE COMPANY ("SHARES") AT 189.96P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"). FOLLOWING THIS TRANSACTION MR BELL IS BENEFICIALLY INTERESTED IN 234,816 SHARES AND HOLDS OPTIONS TO PURCHASE 4,684 SHARES UNDER THE 1983 SCHEME.

ON 22 AUGUST 2007 MR O'KANE PURCHASED 3,082 SHARES OF 28 1/3 P EACH OF THE COMPANY ("SHARES") AT 214.04P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"). FOLLOWING THIS TRANSACTION MR O'KANE IS BENEFICIALLY INTERESTED IN 24,900 SHARES AND HOLDS OPTIONS TO PURCHASE 1,254 SHARES UNDER THE 1983 SCHEME.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 20 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 384.60 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 1,920,000 TREASURY SHARES IN TREASURY AND HAS 628,838,729 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 21 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 392.25 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 2,170,000 TREASURY SHARES IN TREASURY AND HAS 628,588,729 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 24 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 51,668 SHARES AT AN AVERAGE PRICE OF 409.64 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 2,221,668 TREASURY SHARES IN TREASURY AND HAS 628,564,403 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

BUYBACK

END